EXHIBIT H-5

ESTIMATE OF BONDABLE STRANDED COSTS

Stranded Cost Element	($000)		Status
Fossil Fuel-Fired Electric Generating Plants	149,500		Hearings held and stranded cost order from NJBPU
Sub-Total Stranded Costs	149,500		
Transaction Costs	2,500	[1]	Estimated at 1.6% of total stranded costs
Total Bondable Stranded Costs	152,000		

FOOTNOTES

[1] This amount includes transaction, legal, and other fees as well as costs associated with retirement of debt and equity, including accrued interest, premium and other fees, related to the sale of the Bondable Transition Property.

DEFINITIONS

NJBPU = New Jersey Board of Public Utilities